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Exhibit 12.1

Computation of Ratio of Earnings to fixed charges
(in thousands, except ratios)

					The Predecessor
	The Company (consolidated)
						Year Ended December 31,
	Year Ended December 31,				Period 1/1/2004 to 10/28/2004
				10/29/2004 to 12/31/2004(1)
	2007	2006	2005			2003(2)
Interest expense	$242,560	$104,239	$32,568	$3,352	$285	$—

	242,560	104,239	32,568	3,352	285	—

Net income continuing operations	47,892	37,035	8,273	(2,441)	1,194	1,737
Fixed charges	242,560	104,239	32,568	3,352	285	—

	$290,452	$141,274	$40,841	$911	$1,479	$1,737

Ratio	1.20	1.36	1.25	0.27	5.19	n/a

(1)
Earnings were insufficient to cover fixed charges by $2.4 million

(2)
The Predecessor had no fixed charges in 2003

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  Exhibit 12.1
Computation of Ratio of Earnings to fixed charges (in thousands, except ratios)